UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38877

Yunji Inc.

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Ms. Jianjian Hu

Ms. Jianjian Hu has resigned as the chief marketing officer of Yunji Inc. (the “Company”) due to personal reasons, effective July 13, 2020. Ms. Hu’s resignation did not result from any disagreement with the Company. The Company is grateful for Ms. Hu’s valuable contribution to the Company during her term with the Company, in particular her contribution to product curation and procurement for the Company’s supply chain, and wishes her continued success in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yunji Inc.

By	:	/s/ Chen Chen
Name	:	Chen Chen
Title	:	Chief Financial Officer

Date: July 13, 2020